[On Cahill Gordon & Reindel LLP Letterhead]

(212) 701-3265

November 24, 2010

       Re:  XOMA Ltd.
                                        Form 10-K for the Fiscal Year Ended December 31, 2009
                                Filed March 11, 2010
              Form 10-K/A filed April 30, 2010
              File No. 000-14710

Dear Mr. Riedler:

On behalf of and as counsel to XOMA Ltd. (the “Company”), we are responding to your letter dated October 20, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, and Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2010 (the “Form 10-K/A”) (File No. 000-14710).

For your convenience, the Company’s responses below are numbered to correspond to the comments in the Comment Letter (the “Comments”).

Compensation Components

1.
We note your response to our prior comment 3 and we reissue the comment.  Please further revise the provided draft disclosure to discuss the actual long-term incentive award made to each named executive officer for the 2009 fiscal year and the conclusions reached by the compensation committee in determining each award.  Your disclosure should discuss how each factor considered by the committee was evaluated or measured and how the totality of the factors resulted in the long-term incentive award made to each named executive officer.

Response:  Attached to this letter as Annex 1 is revised disclosure, marked to show changes from the draft disclosure previously provided, which we believe addresses the staff’s concerns as expressed in this Comment.

Cash Bonus Plans

2.
We note your response to our prior comment 4.  Please further revise the provided draft disclosure to discuss the “individual and performance objectives” referenced throughout your discussion of the Management Incentive Compensation Plan.  Your discussion should include not only the objectives themselves but also the extent to which each objective was achieved and how such level of achievement affected the actual bonus awarded to each named executive officer.

Response:  Attached to this letter as Annex 2 is revised disclosure, marked to show changes from the draft disclosure previously provided, which we believe addresses the staff’s concerns as expressed in this Comment.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response set forth above is responsive to the Comment.  Please direct any questions or further comments regarding this filing to the undersigned at the number indicated above.

Sincerely,

/s/ Kimberly C. Petillo
Kimberly C. Petillo

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

VIA ELECTRONIC TRANSMISSION/BY HAND

cc:	Laura Crotty
Christopher J. Margolin
Geoffrey E. Liebmann

Annex 1

       Long-Term Incentive Program .    Long-term incentive compensation principally takes the form of incentive and non-qualified option grants pursuant to shareholder-approved equity-based compensation plans. These grants are designed to promote the convergence of long-term interests between the Company’s key employees and its shareholders; specifically, the value of options granted will increase or decrease with the value of the Company’s Common Shares. In this manner, key individuals are rewarded commensurately with increases in shareholder value. These grants also typically include a 4-year vesting period to encourage continued employment. The size of a particular option grant is determined based on the individual’s position and contribution to the Company.

For grants during 2009, the number of options granted were determined based on employee performance and perceived potential, the numbers of options granted to such individuals in the previous fiscal year, the aggregate number of options held by each such individual, the number of options granted to similarly situated individuals in the pharmaceutical and biotechnology industries, the price of the Company’s Common Shares relative to other companies in such industries and the resulting relative value of such options~~; although~~.  Although no specific measures of corporate performance were considered, the fact that no incentive compensation was awarded under the Company’s incentive compensation plans for 2008, notwithstanding that management had successfully achieved a percentage of the 2008 objectives under such plans in excess of the minimum required to make awards, was considered.

In February of 2009, Mr. Engle was granted options to purchase 600,000 common shares and Dr. Scannon and Messrs. Kurland, Margolin and Wells were each granted options to purchase 200,000 common shares.  These numbers were arrived at after consideration of the factors described in the foregoing paragraph, without any of such factors being assigned a specific weighting or measured against quantified criteria, except when considering the number of options granted to similarly situated individuals in the pharmaceutical and biotechnology industries.  In considering that factor, the number of options granted was benchmarked against the 25th percentile of the peer group companies.  This percentile was selected over the initially recommended 50th percentile in light of the limited number of shares then available for grant under the Company’s long-term incentive plans.

Historically, ~~these~~option grants intended as long-term incentive compensation have been made pursuant to the Company’s 1981 Share Option Plan (the “Option Plan”) and Restricted Share Plan (the “Restricted Plan”). In May of 2010, the Compensation Committee and the full Board adopted, subject to shareholder approval, a new equity-based compensation plan, the 2010 Long Term Incentive and Share Award Plan (the “Long Term Incentive Plan”). The Long Term Incentive Plan is intended to consolidate the Company’s long-term incentive compensation under a single plan, by replacing the Option Plan, the Restricted Plan and the 1992 Directors Share Option Plan (the “Directors Plan”) going forward, and to provide a more current set of terms pursuant to which to provide this type of compensation. The Long Term Incentive Plan is described in greater detail below under the heading “Description of Long Term Incentive Plan.”

Annex 2
Cash Bonus Plans.

CICP.     In 2004, the Compensation Committee, the Board and the shareholders approved the CEO Incentive Compensation Plan (the “CICP”) in order to make the Chief Executive Officer’s (“CEO”) compensation more commensurate with that of industry peers and because the Compensation Committee believed that it was not appropriate to include the CEO in the Management Incentive Compensation Plan given the CEO’s active role in administering that plan.

Only our CEO is eligible to participate in the CICP and, depending on his or her performance and that of the Company, earn incentive compensation. As soon as practicable after the end of each fiscal year (the “Plan Period”), the Compensation Committee recommends to the Board and the Board determines whether and to what extent certain pre-established Company objectives for that Plan Period (“Company Objectives”) have been met, each Company Objective having been assigned a percentage toward completion of the Company Objectives overall (each, a “Achievement Percentage”). For each Plan Period, unless 70% of the Company Objectives for that Plan Period have been met, no incentive compensation will be awarded. The Board retains considerable discretion both in determining the extent to which the Company Objectives are achieved and in considering additional factors which may influence its overall determinations.

The incentive compensation under the CICP is weighted based 70% on meeting Company Objectives and 30% based on a discretionary ~~objectives~~evaluation by the Compensation Committee. The award opportunity range for the CEO expressed as a percentage of his or her base salary is as follows: minimum award opportunity—25%; target award opportunity—50%; and maximum award opportunity—75%, in each case, of base salary.

The performance of the CEO is typically rated as soon as practicable following the conclusion of the Plan Period. Distribution of incentive compensation is generally made in February or March of the succeeding year after the Plan Period. The incentive awards granted under the CICP are payable in cash.

MICP .    Certain employees are also compensated through the Management Incentive Compensation Plan (the “MICP”), in which officers (other than the CEO) and employees who have the title of Senior Director, Director or Manager, as well as certain additional discretionary participants chosen by the CEO, are eligible to participate. Under the MICP, at the beginning of each Plan Period, the Board (with advice from the Compensation Committee) establishes a target incentive compensation pool, which is then adjusted at year-end to reflect the Company’s performance in achieving the Company Objectives.

After each Plan Period, the Board, based on the recommendation of the Compensation Committee, makes a determination as to the performance of the Company and MICP participants in meeting the Company Objectives and individual objectives for that Plan Period, which are determined from time to time by the Board in its sole discretion. Awards to MICP participants vary depending upon the level of achievement of the Company Objectives, the size of the incentive compensation pool and the MICP participants’ base salaries and performance during the Plan Period as well as their expected ongoing contribution to the Company. The Company must meet a minimum percentage of the Company Objectives (currently 70%) for a particular Plan Period before any awards are made under the MICP for that Plan Period. The Board retains considerable discretion both in determining the extent to which the Company Objectives are achieved and in considering additional factors which may influence its overall determinations.

For officers, including the executive officers named in the “Summary Compensation Table” below other than Mr. Engle, the incentive compensation under the MICP is weighted based 50% on meeting Company Objectives ~~and 50~~, 30% based on individual ~~and performance~~ objectives and 20% based on a discretionary evaluation by the CEO. The target award for these officers as a percentage of base salary is 30%, with an award opportunity range of 15% to 45% of base salary. For other MICP participants, the incentive compensation is weighted based either 40% or 30% on meeting Company Objectives ~~and~~, either ~~60~~40% or ~~70% based~~50% on individual ~~and performance~~ objectives and, in all cases, 20% on a discretionary evaluation by the CEO. The award opportunities for these participants as a percentage of base salary range from a minimum of 5% to a maximum of 37.5% of base salary, depending on among other things the participants’ position within the Company.

The performance of the MICP participants is typically rated as soon as practicable following the conclusion of the Plan Period. Distribution of incentive compensation is generally made in February or March of the succeeding year after the Plan Period. Awards under the MICP are payable in cash.

For 2009, 146 individuals were determined to be eligible to participate in the MICP, including all of the executive officers named in the “Summary Compensation Table” below other than Mr. Engle.

BCP .    Employees who are not eligible to participate in the CICP or the MICP are also compensated through the Bonus Compensation Plan (the “BCP”). Under the BCP, at the beginning of each Plan Period, the Board (with advice from the Compensation Committee) establishes a target incentive compensation pool, which is then adjusted at year-end to reflect the Company’s performance in achieving the Company Objectives.

After each Plan Period, the Board, based on the recommendation of the Compensation Committee, makes a determination as to the performance of the Company and BCP participants in meeting the Company Objectives, which are determined from time to time by the Board in its sole discretion. Awards to BCP participants vary depending upon the level of achievement of the Company Objectives, the size of the incentive compensation pool and the BCP participants’ base salaries. The Company must meet a minimum percentage of the Company Objectives (currently 70%) before any awards are made under the BCP. Awards under the BCP are payable in cash.

For 2009, 69 individuals were determined to be eligible to participate in the BCP.

~~Company Objectives~~Bonus Determinations for 2009.     For 2009, the Compensation Committee recommended and the Board approved the following Company Objectives: (1) generate $20 to 25 million in cash in the first half of 2009, which was assigned a 40% Achievement Percentage, (2) enter into a significantly beneficial corporate partnership with respect to the Company’s lead product candidate, XOMA 052, by the end of 2009, which was assigned a 30% Achievement Percentage, (3) enter into technology licensing and/or collaboration transactions yielding at least a specified amount in upfront payments to the Company by the end of 2009, which was assigned a 15% Achievement Percentage, and (4) consolidate certain manufacturing operations, maintain certain manufacturing capacity and increase biodefense revenues, which was assigned a 15% Achievement Percentage. In February of 2010, the Board determined that the first such Company Objective had been exceeded, that the third and fourth such Company Objectives had been achieved and that the second such Company Objective had not been completed as of the end of 2009.

The Board, exercising its discretion, also took into account management’s performance in response to the severe adverse conditions and events affecting the Company in 2009, including general economic declines and market instability, the sudden withdrawal of RAPTIVA ® , in which the Company had a royalty interest, from the worldwide markets and the resulting threat of default under the Company’s loan from Goldman Sachs Specialty Holdings, Inc. (“Goldman Sachs”), which had been secured by such royalty interest, as well as other achievements during the Plan Period, including the removal of the “going concern” qualification from the opinion of the Company’s outside auditors regarding its 2008 financial statements, the sale of the Company’s royalty interest in LUCENTIS ® for $25 million, the Company’s successful organizational restructuring and certain aspects of its financial performance for the Plan Period. The Board also noted that, in the previous year, management had recommended, and the Board had determined, not to award bonuses under either the CICP or the MICP with respect to 2008 in light of economic conditions affecting the Company and in order to conserve its cash resources, notwithstanding that the Company had met a percentage of the Company Objectives for 2008 in excess of the minimum required. After evaluating the various facts and circumstances described above, the Board concluded that in excess of 100% of the Company Objectives had been achieved for the 2009 Plan Period.  As a result, the CEO and each of the other named executive officers received in excess of the target amounts attributable to achievement of the Company Objectives under the CICP and the MICP, as applicable.

Under the CICP, Mr. Engle had no individual objectives for 2009 other than the Company Objectives.  Individual objectives for 2009 under the MICP for Dr. Scannon were: (1) advance the development of XOMA 052 and the Company’s antibody platform and manufacturing technologies, (2) the second Company Objective described above, (3) advance the Company’s biodefense efforts, and (4) expand the Company’s research effort in finding new product candidates.  In February of 2010, the CEO determined and the Compensation Committee concurred that Dr. Scannon had exceeded the first such objective and achieved his remaining objectives, except for the second Company Objective.  Individual objectives for 2009 under the MICP for Mr. Kurland were: (1) the first Company Objective described above, (2) successfully resolve the threat of default under the Company’s loan from Goldman Sachs, (3) reduce Company expenses, and (4) assure Company compliance with financial reporting and related requirements.  In February of 2010, the CEO determined and the Compensation Committee concurred that Mr. Kurland had exceeded all such objectives.  Individual objectives for 2009 under the MICP for Mr. Margolin were as follows: (1) the first, second and third Company Objectives described above and (2) advance the Company’s antibody platform technologies.  In February of 2010, the CEO determined and the Compensation Committee concurred that Mr. Margolin had exceeded all such objectives, except for the second Company Objective.  Individual objectives for 2009 under the MICP for Mr. Wells were as follows: (1) develop and implement a workforce stabilization plan, (2) implement a succession planning process, (3) assess and align the Company’s information technology strategy to reflect changes within the Company, and (4) strengthen cross-functional work processes and organizational capabilities within the Company.  In February of 2010, the CEO determined and the Compensation Committee concurred that Mr. Wells had achieved all such objectives.

As to that portion of Mr. Engle’s bonus based on a discretionary evaluation of the CEO’s overall performance in 2009, the majority of the independent members of the Board determined to include 20% of Mr. Engle’s target bonus amount as a portion of his bonus following consideration of, among other things, the factors described in the second preceding paragraph.  In addition, the CEO determined and the Compensation Committee concurred to include between 15% and 20% of each other named executive officer’s target bonus amount as the portion of such officer’s bonus based on a discretionary evaluation.

The evaluation process and resulting determinations described above resulted in cash bonus payments under the CICP and the MICP to the executive officers named in the “Summary Compensation Table” below for 2009 as follows:

	Base Salary	Target Bonus Percentage	Target Bonus Amount	Actual Bonus Percentage	Actual Bonus Amount
Steven B. Engle	$540,750	50%	$270,375	48.5%	$262,267
Patrick J. Scannon M.D., Ph.D.	$389,340	30%	$116,802	31.8%	$123,811
Fred Kurland	$310,000	30%	$93,000	35.0%	$108,655
Christopher J. Margolin	$338,520	30%	$101,556	33.9%	$114,810
Charles C. Wells	$304,500	30%	$91,350	31.5%	$95,918